

| | |
|---|---|
| —— | Calvert Capital Accumulation Fund (A) - $19,617 |
| – – | Calvert Capital Accumulation Fund (C) - $19,185 |
| ········ | Russell Mid-Cap Growth Index - $21,699 |
| – – | Lipper Mid-Cap Growth Funds Avg - $19,860 |